EXHIBIT 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)
(Dollars in thousands)

						Six Months
						Ended
	Year Ended December 31					June 30
	2001	2002	2003	2004	2005	2006

Earnings:
Pretax income from continuing operations before extraordinary items (1)	$50,200	$57,544	$70,772	$81,160	$78,409	$50,108
Fixed charges	34,644	44,644	59,833	76,824	85,999	49,854
Capitalized interest	(841)	(170)	(1,535)	(875)	(665)	(1,111)
Equity (earnings) losses in less than 50% owned subsidiary	(332)	(15)	(270)

Earnings	$83,671	$102,003	$128,800	$157,109	$163,743	$98,851

Fixed charges and preferred stock dividends:
Interest expense (2)	$32,028	$42,101	$55,377	$72,556	$82,624	$47,325
Capitalized interest	841	170	1,535	875	665	1,111
Amortization of loan expenses	1,775	2,373	2,921	3,393	2,710	1,418

Fixed charges	34,644	44,644	59,833	76,824	85,999	49,854
Preferred stock dividends	13,505	12,468	9,218	12,737	21,594	10,666

Combined fixed charges and preferred stock dividends	$48,149	$57,112	$69,051	$89,561	$107,593	$60,520

Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	1.74	1.79	1.87	1.75	1.52	1.63

(1)	In accordance with FASB Statement No. 144, we have reclassified the income and expenses attributable to the properties sold subsequent to January 1, 2002 to discontinued operations.

(2)	For purposes of this statement, interest expense consists of interest on all indebtedness including amounts allocated to discontinued operations, in accordance with FASB Statement No. 144.